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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                         BIO-IMAGING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.00025 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 09056N1030000
--------------------------------------------------------------------------------
                                (CUSIP Number)

           Frank J. Abella, Jr. 732 W. Eighth Street, Plainfield, N.J.
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 4, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.    09056N1030000

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bio-Imaging Technologies Independent Shareholders Committee:

         Frank J. Abella, Jr., Marc Berger, J.A. Cole, Jr., James Conklin, Richard Dumler
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         P.F.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or  (e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         F.J. Abella-New Jersey; J. Conklin-Pennsylvania; M. Berger-New York;
         R. Dumler-New Hampshire;  J.A. Cole, Jr.,-Conn.
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER
          OF
                              See the information set forth on Attachment I,
                         -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 which is hereby incorporated by reference
                         -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                         -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         956,588
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES (See Instructions [X]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         00-Shareholders' Committee

ITEM 1. SECURITY AND ISSUER

            This statement relates to the Common Stock, $.00025, par value ("Common Stock") of Bio-Imaging Technologies, Inc. The principal executive offices of the Issuer are presently located at 830 Bear Tavern Road, West Trenton, New Jersey 08628-1020.

ITEM 2. IDENTITY AND BACKGROUND

            The Reporting Person is Bio-Imaging Technologies Independent Shareholders' Committee, formed to propose a slate of nominees for Directors of the issuer named in Item 1. The Committee's principal address is c/o Bryan, Levitin & Bab, LLP, 330 Madison Avenue, New York, N.Y. 10017.

            Information relating to the members of the Independent Shareholders Committee is set forth in Attachment I and is hereby incorporated by reference in this Item 2.

            Neither the Committee nor its members listed on Attachment I, during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Neither The Committee nor its members listed on Attachment I, during the last five (5) years, has been a party to a civil pro ceeding of a judicial or adminis- trative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activi ties subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Committee was formed on February 4, 1998. Prior to that time each member listed on Attachment I purchased his shares with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

            The Independent Shareholders' Committee consists of the founder of Bio-Imaging Technologies, Inc. (the "Company") and four long time shareholders and was formed for the purpose of submitting a slate of independent nominees for election as Directors. If the independent slate is elected, it will have operational control of the Company's business and intends to strengthen the management team and revive the Company's business plan to enhance revenues, profits and value through an aggressive pursuit of strategic partnering, and perhaps acquisitions of related businesses, in order to build a competitive, integrated services provider in the biomedical information technology field.

            After two years of increasing profits, and after negotiating a number of strategic partnering agreements which would enable the Company to provide its customers with integrated services, the Board on December 19, 1997, discharged the two senior officers principally responsible for the Company's recent progress. The Committee believes that the Board is now dominated by Covance, Inc., and that as long as Covance, a contract research service provider in its own right, influences the Company's Directors, the Company cannot achieve its full potential.

            The Independent Shareholders' Committee intends to submit a slate of independent nominees and, to communicate with and solicit other shareholders for their views, their support and their vote. The Committee reserves the right to purchase additional shares of the Company's stock.

            Other than as set forth above, the Committee has no definite plans, but reserves the right to pursue actively various proposals which could relate to or would result in any of the following:

            a. The acquisition by any person of additional securi- ties of the Issuer, or the disposition of securities of the Issuer;

            b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            c. A sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

            d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            e. Any material change in the present capitalization or dividend policy of the Issuer;

            f. Any other material change in the Issuer's business or corporate structure;

            g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Act;

            j.          Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            As of February 9, 1998 the members of the Shareholders' Committee had an interest in the Securities of the Issuer as set forth on Attachment I, which is incorporated herein by this reference.

            During the past sixty (60) days, Frank J. Abella, Jr. purchased 3,900 shares of Common Stock, on December 23, 1997, on the open market, at a price of $.75 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            Except as set forth elsewhere in this Schedule 13D, and as set forth in the Exhibit filed pursuant to Item 7, there are no contracts, arrangements, understandings or relationships among the individuals listed on Attachment I, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. EXHIBITS.

            Annexed as Exhibit A is a memorandum dated February 4, 1998, forming the Independent Shareholders Committee. There are no other written agreements, contracts, arrangements, understandings, plans or proposals among the undersigned other than what might be included in their letter to shareholders dated February 6th, 1998 and previously filed herein.

JOINT FILING AGREEMENT.

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement is made on behalf of each of them.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as to me is true, complete and correct.



Dated: February 9, 1998                 BIO-IMAGING TECHNOLOGIES,
                                        INDEPENDENT SHAREHOLDERS COMMITTEE

/s/ James Conklin
-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella



-------------------       --------------------
Marc Berger               Richard Dumler

JOINT FILING AGREEMENT.

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement is made on behalf of each of them.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as to me is true, complete and correct.



Dated: February 9, 1998                 BIO-IMAGING TECHNOLOGIES,
                                        INDEPENDENT SHAREHOLDERS COMMITTEE

                          /s/J.A. Cole, Jr.
-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella



-------------------       --------------------
Marc Berger               Richard Dumler

JOINT FILING AGREEMENT.

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement is made on behalf of each of them.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as to me is true, complete and correct.



Dated: February 9, 1998                 BIO-IMAGING TECHNOLOGIES,
                                        INDEPENDENT SHAREHOLDERS COMMITTEE

                                                     /s/ Frank Abella
-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella



-------------------       --------------------
Marc Berger               Richard Dumler

JOINT FILING AGREEMENT.

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement is made on behalf of each of them.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as to me is true, complete and correct.



Dated: February 9, 1998                 BIO-IMAGING TECHNOLOGIES,
                                        INDEPENDENT SHAREHOLDERS COMMITTEE


-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella


/s/ Marc Berger
-------------------       --------------------
Marc Berger               Richard Dumler

JOINT FILING AGREEMENT.

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement is made on behalf of each of them.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as to me is true, complete and correct.



Dated: February 9, 1998                 BIO-IMAGING TECHNOLOGIES,
                                        INDEPENDENT SHAREHOLDERS COMMITTEE


-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella


                          /s/ Richard Dumler
-------------------       --------------------
Marc Berger               Richard Dumler

                                                                    ATTACHMENT I


Name                                    Principal             Number of(1)    Percentage of(2)
and Address                             Occupation            Shares Owned     Shares Owned
-----------                             ----------            ------------     ------------
James A. Conklin                        -----                    613,867         7.2%
1439 Buford Drive
Yardley, PA  19067

J.A. Cole, Jr.                          Retired                  162,500           2%
114 Forest Street
New Canaan, CT  06840

Marc Berger                             Managing Director         64,100          .8%
70 East Sunrise Hgwy.                   Aegis Capital
Suite 415                               Corp. Brokerage
Valley Stream, NY 11581-1264

Frank Abella, Jr.                       Managing Partner         111,121         1.3%
732 West Eighth St.                     Investment Partners
Plainfield, N.J.  07060                 of America, L.P.,
                                        Investment Management
                                        and Brokerage

Richard Dumler                          Venture Capital            5,000         .06%
Lambda Fund Managment                                            -------        ----
380 Lexington Ave. - 54th Fl.                                    956,588        11.4%
New York, New York  10168


        (1) Dr. Conklin's shares include options to purchase 280,667 shares of common stock.

        Mr. Abella owns 19,400 shares of comon and 18,056 shares of preferred stock. Additionally, a Partnership in which Mr. Abella is a general partner owns 2,332 shares of common and 4,666 shares of preferred stock and warrants to purchase 66,667 shares of common stock. Mr. Abella disclaims beneficial ownership of the shares and warrants owned by the Partnership.

        (2) The percentage of shares owned is based upon 8,190,545 shares outstanding as reported in the Company's Proxy Statement dated January 30, 1998. The percentage for Dr. Conklin and Mr. Abella is calculated in accordance with rule 13d-3(d)(1).

        (3) Each person listed has sole voting and dispositive power over the shares listed except for the 73,665 shares and warrants owned by Mr. Abella's Partnership, as to which he has shared voting and dispositive power.

        Each person listed is a United States citizen.

           MEMORANDUM DATED THIS 4TH DAY OF FEBRUARY, 1998 BY AND AMONG THE UNDERSIGNED PARTIES.

           Each of the undersigned agrees with, and in consideration of the promise of, each other party, as follows:

           1. The parties will agree promptly upon a slate of nominees (the "Slate") for election as Directors of Bio-Imaging Technologies, Inc. (the "Company") a Delaware Corporation, and will cause a proxy statement and proxy to be submitted to the stockholders, for use at their annual meeting scheduled for February 27, 1998, and at any adjourned or subsequent meeting for election of Directors, proposing the election of the Slate.

           2. All documents prepared in connection with this matter, including reports filed with the Securities and Exchange Commission, proxy statements and proxy soliciting material must be approved by a representative of each of the undersigned. The parties will cooperate in the preparation of all documents, statements and reports used in behalf of the undersigned in connection with the matters referred to in this memorandum.

           3. The Parties will discuss and agree on all matters relating to the proxy statement referred to in paragraph 1, including the manner of solicitation of shareholders to vote for the Slate and a proposed business plan for the Company if the Slate is elected.

           4. The parties hereby retain Bryan, Levitin & Bab, LLP, to represent them in connection with the matters referred to in this memorandum, and with any related or supplemental legal matters and will pay all costs, including reasonable legal fees, incurred in furtherance of the matters referred to herein, in the same proportion as their stock holdings bear to the stock holdings of all parties to this memorandum.

-------------------       --------------------       --------------------
James Conklin             J.A. Cole, Jr.             Frank Abella



-------------------       --------------------
Marc Berger               Richard Dumler


                                       2